Exhibit 99.1

Grindrod Shipping Holdings Ltd.

(Incorporated in Singapore)

(Registration number: 201731497H)

Primary listing on the NASDAQ Global Select Market

Secondary listing on the JSE Main Board

NASDAQ Share code: GRIN and SEC CIK Number: CIK0001725293

JSE Share code: GSH and ISIN: SG9999019087

(“GRIN” or the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 25, 2024

NOTICE IS HEREBY GIVEN that the ANNUAL GENERAL MEETING of the shareholders of the Company will be held on April 25, 2024 at 18:00 Singapore Standard Time (12:00 South Africa Standard Time, 06:00 United States Eastern Daylight Time) by way of electronic means (the “AGM”).

The Annual General Meeting will be conducted by way of electronic means. A shareholder entitled and wishing to vote on the matters to be considered at the AGM must complete the form of proxy and voting instruction (attached) to appoint the Chairman of the AGM as his / her / its proxy to vote in his / her / its stead. A shareholder wishing to attend the AGM by electronic means is required to pre-register. Please refer to the information contained in this Notice of Annual General Meeting of Shareholders (this “Notice”) for details on how to vote and how to attend by electronic means.

This Notice is distributed to Shareholders of Record recorded in the register of members of the Company as at March 22, 2024 and Beneficial Shareholders recorded in the records of the relevant securities depository on March 22, 2024. This Notice is available on the Company’s website at http://www.grinshipping.com/Content/EventsPresentationsAndNotices.

The purpose of the AGM is for the shareholders of the Company to consider and, if thought fit, pass, with or without modifications, the following resolutions:

AS ROUTINE BUSINESS

Ordinary Resolution No. 1 – Singapore Statutory Financial Statements

RESOLVED THAT, the Directors’ Statement, the Auditors’ Report and the Audited Financial Statements of the Company for the financial year ended December 31, 2023 be received and adopted.

Ordinary Resolution No. 2 – Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors of the Company (the “Board of Directors” or the “Directors”):

Dr. Kurt Ernst Moritz Klemme, who will retire by rotation at the AGM pursuant to Regulation 101 of the Constitution of the Company, and who, being eligible, has offered himself for re-election, be and is hereby re-appointed as a Director of the Company.

Ordinary Resolution No. 3 – Appointment of Director

RESOLVED THAT, on the recommendation of the Compensation and Nomination Committee and endorsement of the Board of Directors:

Mr. Cullen Michael Schaar, who will retire by rotation at the AGM pursuant to Regulation 101 of the Constitution of the Company, and who, being eligible, has offered himself for re-election, be and is hereby re-appointed as a Director of the Company.

Ordinary Resolution No. 4 – Non-executive Directors’ remuneration for the financial year ending December 31, 2024

RESOLVED THAT, the Non-executive Directors (“NEDs”) of the Company from time to time during the year ending December 31, 2024 each be remunerated in accordance with the annual fee rates as may be relevant to each Non-executive Director: (i) total all-inclusive Chairman’s fee of US$140,000; (ii) Director’s fee of US$68,000; (iii) Committee Chairman’s fee of US$32,000; and (iv) Committee member’s fee of US$12,000.

Ordinary Resolution No. 5 – Re-appointment and remuneration of auditors

RESOLVED THAT, upon the recommendation of the Audit and Risk Committee, Deloitte & Touche LLP be re-appointed as the auditors of the Company for the financial year ending December 31, 2024 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion.

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AS SPECIAL BUSINESS

Ordinary Resolution No. 6 – Non-executive Directors Compensation Program

RESOLVED THAT, for extraordinary work commencing January 1, 2024 undertaken on behalf of the Company outside of the scope and time commitment contained in the letters of appointment for the Non-executive Directors (“NEDs”), the NEDs be compensated by way of an incremental NED compensation program (“NED Compensation Program”) to be adopted pursuant to which the NEDs concerned will be paid up to US$2,000 per diem, or a monthly retainer, or a flat retainer, always subject to a maximum of US$120,000 per annum per NED.

Ordinary Resolution No. 7 – Ratification of Non-executive Directors fees for the new Safety and Technical Committee

RESOLVED THAT, with the formation of the new Safety and Technical Committee of the Board of Directors on December 1, 2023, the prorated remuneration payable to the Committee Chairman, Mr. Paul Over and to the Committee member, Mr. Alan Hatton of US$3,333 and US$1,250 respectively for the month of December 2023 is hereby ratified.

Ordinary Resolution No. 8 – Renewal of the Share Repurchase Mandate

RESOLVED THAT:

(a)	for the purposes of Sections 76C and 76E of the Singapore Companies Act 1967 (the “Singapore Companies Act”), the exercise by the Directors of all the Company’s powers to purchase or otherwise acquire issued ordinary shares in the capital of the Company (“ordinary shares”) not exceeding in aggregate the Share Repurchase Prescribed Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), by way of market purchases on the NASDAQ Global Select Market and/or the Johannesburg Stock Exchange and in compliance with the requirements of Rule 10b-18 under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and under Rule 10b5-1 under the Exchange Act (if a plan is established thereunder), and, in all cases, in accordance with all laws and the regulations and rules of the NASDAQ Global Select Market or the Johannesburg Stock Exchange as may be applicable, be and is hereby authorized and approved generally and unconditionally (the “Share Repurchase Mandate”);

(b)	any ordinary share purchased or acquired by us pursuant to the mandate contained in paragraph (a) of this Resolution shall, at the discretion of the Directors, either be cancelled or held in treasury and dealt with in accordance with the Singapore Companies Act;

(c)	unless varied or revoked by the shareholders in a general meeting, the authority conferred on the Directors pursuant to the mandate contained in paragraph (a) above may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earliest of:

(i)	the date on which the next annual general meeting of the Company is held;

(ii)	the date by which the next annual general meeting of the Company is required by law to be held;

(iii)	the date on which the share purchases pursuant to the Share Repurchase Mandate are carried out to the full extent mandated; or

(iv)	the date on which the authority pursuant to the Share Repurchase Mandate contained in paragraph (a) of this Resolution is varied or revoked;

(d)	in this Resolution:

“Share Repurchase Prescribed Limit” means the number of issued ordinary shares representing 10% of the total number of issued ordinary shares outstanding as of the date of the passing of this Resolution (excluding any ordinary shares which are held as treasury shares as at that date), unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Singapore Companies Act, at any time during the Relevant Period, in which event the total number of ordinary shares of the Company shall be taken to be the total number of ordinary shares of the Company as altered;

“Relevant Period” means the period commencing from the date of passing of this Resolution and expiring on the date the next annual general meeting is held or is required by law to be held, whichever is the earlier;

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“Maximum Price” means an amount (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which may be paid for an ordinary share purchased or acquired by the Company pursuant to the mandate contained in paragraph (a) above, not exceeding, in the case of a market purchase of an ordinary share, the highest independent bid or the last independent transaction price, whichever is higher, of the Company’s ordinary shares quoted or reported on the NASDAQ Global Select Market or the securities exchange operated by JSE Limited (the “JSE”), as the case may be, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, in compliance with the requirements under Rule 10b-18 under the Exchange Act, at the time the purchase is effected; and

(e)	the Directors and each of them be and are hereby authorised to do all acts and things (including, without limitation, executing all such documents as may be required, including all filings required to be made pursuant to the requirements of the Exchange Act) as they or each of them deem desirable, necessary or expedient to give effect to the transactions contemplated and/or authorized by this resolution as they or each of them may in their or each of their absolute discretion deem fit in the interests of the Company.

Ordinary Resolution No. 9 – Authority to issue and allot shares

RESOLVED THAT, pursuant to Section 161 of the Singapore Companies Act, but subject otherwise to the provisions of the Constitution of the Company,

(a)	authority be and is hereby given to the Directors:

(i)	to allot and issue ordinary shares of the Company (“shares”) whether by way of rights, bonus or otherwise; and/or

(ii)	to make or grant offers, agreements or options (collectively, “Instruments”) that might or would require shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into shares) at any time to and/or with such persons and upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as are permitted by the Constitution of the Company that Directors may think fit to impose; and

(b)	notwithstanding that the authority conferred by part (a) of this Resolution may have ceased to be in force, authority be and is hereby given to the Directors to allot and issue shares in pursuance of any offer, agreement or option made or granted by the Directors while part (a) of this Resolution was in force, provided that:

(i)	the aggregate number of shares (including shares to be issued in pursuance of the Instruments, made or granted pursuant to this resolution) to be issued pursuant to this Resolution shall not exceed the number of issued ordinary shares of up to 20% of the number of ordinary shares outstanding as at the date of this Resolution (excluding any ordinary shares which are held as treasury shares as at that date) (the “New Issue Prescribed Limit”) to:

(a)	to raise cash for repayment of existing debt agreements; and/or

(b)	potentially purchase the existing chartered supramaxes that have purchase options; and/or

(c)	for capital expenditure on other vessels.

For the avoidance of doubt, the New Issue Prescribed Limit shall include ordinary shares to be issued as satisfaction of the consideration (whether in full or in part) or for cash to satisfy the above objective(s); and

(ii)	such authority shall continue in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date by which the next annual general meeting is required by law to be held, or (iii) the point at which the maximum number of shares permitted as per the New Issue Prescribed Limit has been reached.

Special Resolution No. 10 – Amendment of the Constitution of the Company

RESOLVED THAT,

(a)	the Constitution of the Company (the “Constitution”) be amended by:

(i)	deleting Regulation 64 of the Constitution in its entirety and inserting the following Regulation in substitution therefor:

“No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two Members, present in person or by proxy.

For the purpose of this Regulation, “Member” includes a person attending by proxy or by attorney or as representing a corporation which is a Member.”

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(ii)	deleting Regulation 15 of the Constitution in its entirety and inserting the following Regulation in substitution therefor:

“If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated with the consent in writing of the holders of at least three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate General Meeting of the holders of shares of that class and to every such special resolution the provisions of Section 184 of the Act shall with such adaptations as are necessary apply. To every such separate General Meeting the provisions of this Constitution relating to General Meetings shall mutatis mutandis apply. Provided Always That:

(a)	the necessary quorum shall be two Members, present in person or by proxy; or
(b)	where all the issued shares of the class are held by one person, the necessary quorum shall be one person, present in person or by proxy,

and Provided Always That where the necessary majority for such a special resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters of the total number of issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a special resolution carried at such General Meeting.”

(b)	the Directors and any one of them be and hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as the Directors consider expedient, desirable or necessary to give effect to the foregoing amendments of the Constitution .

NOTES REGARDING THE PROPOSED RESOLUTIONS

Per the Constitution of the Company, Ordinary Resolutions No. 1 through No. 5, inclusive, are routine business to be transacted at the AGM.

(i)	Ordinary Resolution No. 1 covers the Singapore Statutory Financial Statements which were prepared in conformity with the provisions of the Singapore Companies Act and will be made available to the shareholders on the Company’s website at http://www.grinshipping.com/Content/FinancialResults on and from April 2, 2024, being not less than fourteen days before the date of the AGM, as required under Singapore law.

(ii)	Ordinary Resolutions No. 2 and No. 3 cover the Directors who are required to retire at the annual general meeting of the Company pursuant to Regulation 101 of the Constitution, which requires that at each annual general meeting one-third of the Company’s Directors (or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors) are required to retire from office by rotation and then, pursuant to Regulation 102 of the Constitution, shall be eligible for re-election at the annual general meeting.

Dr. Kurt Ernst Moritz Klemme has served as a member of the Board of Directors since December 6, 2022 and is the Chairman of the Board of Directors, member of the Audit and Risk Committee and member of the Compensation and Nomination Committee. Dr. Klemme has nearly 26 years of experience in the shipping industry and is presently the Managing Director of Reederei Nord GmbH Germany and Group Managing Director of the international Reederei Nord Holdings. He has worked in a variety of leadership positions with the group during the past 21 years. Currently, he is also Chairman of the German Shipowners’ Defence Association.

Mr. Cullen Michael Schaar has served as a member of the Board of Directors since December 6, 2022 and is a member of the Compensation and Nomination Committee since February 10, 2023. Mr. Schaar was appointed as the new Compensation and Nomination Committee Chairman effective on April 1, 2023. Mr. Schaar has over 16 years of experience investing in the maritime industry and is a private investor in the finance, energy, and transportation sectors. Prior to that, Mr. Schaar was President of Indigena Capital LP, Interim Chief Financial Officer and Director of Epic Gas Ltd, and an investment professional at Jefferies Financial Group, Inc.

(iv)	Ordinary Resolution No. 4 will allow the Company to pay director’s fees to Non-executive Directors (on a quarterly basis in arrears) for services rendered by NEDs for the financial year ending December 31, 2024. To support the Company in its efforts to reduce its general and administrative expenses, the Board of Directors adopted the Compensation and Nomination Committee’s recommendation to reduce the directors’ remuneration by twenty percent from the directors’ fees paid to NEDs for the financial year ended December 31, 2023. The total annual directors’ fees for the financial year ending December 31, 2024 is US$612,000 (assuming no changes in the number of six NEDs and their respective Board and Committee composition).

(v)	Ordinary Resolution No. 5 deals with the re-appointment of the independent auditors, Deloitte & Touche LLP, who has served as the Company’s statutory Auditor for the financial year ended December 31, 2023. The Audit and Risk Committee has approved and recommended to the Board the re-appointment of Deloitte & Touche LLP as the Company’s statutory Auditor for the financial year ending December 31, 2024 and to perform other appropriate services. As a result, the Board has approved, subject to shareholders’ approval, the re-appointment of Deloitte & Touche LLP and, pursuant to Section 205(16) of the Singapore Companies Act, is requesting that the shareholders authorise the Directors to fix the Auditor’s remuneration for services rendered through the 2024 AGM.

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Per the Constitution of the Company, Ordinary Resolutions Nos. 6, 7, 8, 9 and Special Resolution No. 10 are special business to be transacted at the annual general meeting.

(vi)	Ordinary Resolution No. 6 is to authorise the approval of the NED Compensation Program for any extraordinary work undertaken on behalf of the Company outside of the scope and time commitment contained in the letters of appointment for the NEDs. The particular option to be adopted in each instance shall be a matter discussed between the Chief Executive Officer and the NED concerned (or NEDs) at that time, taking into account the exigencies of the particular extra-ordinary project.

The NED Compensation Program is to take effect for work done by the NEDs since January 1, 2024. It is to be noted that regardless of the option to be adopted for the NED Compensation Program, the aggregate additional fees for all out-of-scope projects shall be capped at US$120,000 for each NED in any one financial year.

(vii)	Ordinary Resolution No. 7 is to ratify the payment of the Non-executive Directors’ fees for the new standing committee of the Board of Directors, the Safety and Technical Committee formed on December 1, 2023. The Safety and Technical Committee comprise of Mr. Paul Over as the Chairman, with Committee members Mr. Alan Hatton and two members from the management team, Mr. Martin Peter Henry and Mr. Kevin Grant Leach-Smith. The prorated fees for the services rendered for the month of December 2023 payable to Mr. Paul Over is US$3,333 and to Mr. Hatton is US$1,250.

(viii)	Ordinary Resolution No. 8 is required to allow the Company to purchase or otherwise acquire its issued shares, on the terms and conditions set out in the Resolution. The shareholders have approved the Share Repurchase Mandate at the annual general meeting held on April 25, 2023 and that approval is due to expire on the date of the AGM. Accordingly, the Company is submitting this proposal to seek approval from the shareholders at the AGM for a renewal of the Share Repurchase Mandate.

If approved by shareholders, the authority conferred by the Share Repurchase Mandate will, unless varied or revoked by shareholders at a general meeting, continue in force until the earliest of the date of the next annual general meeting of the Company, the date by which the next annual general meeting of the Company is required by law to be held or the date on which the share purchases are carried out to the full extent mandated. Notwithstanding that the shareholders may approve the renewal of the Share Repurchase Mandate at the forthcoming AGM, the prior approval of shareholders by way of an ordinary resolution will be required for each subsequent annual renewal of the Share Repurchase Mandate. It is expected that authority for share repurchases will be sought in the future on an annual basis at the annual general meetings of the Company. Whilst the Singapore Companies Act allows a maximum of 20% of the ordinary shares in issue at the time of the passing of a resolution of the shareholders of the Company in respect of a share purchase mandate (excluding any ordinary shares which are held as treasury shares as at that date) to be purchased, the Directors of the Company currently propose that the authority is provided to purchase up to 10%. The Company intends to use internal resources or external borrowings or a combination of both to finance the purchase or acquisition of its shares.

Purchases or acquisitions of ordinary shares may be made by way of market purchases on the NASDAQ Global Select Market and/or the JSE through the ready market through one or more duly licensed brokers or dealers appointed by the Company for the purpose in compliance with the requirements of Rule 10b-18 under the Exchange Act, and under Rule 10b5-1 under the Exchange Act (if a plan is established thereunder).

An ordinary share purchased or acquired by the Company is deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to such ordinary share will expire on such cancellation) unless such ordinary share is held by the Company as a treasury share. At the time of each tranche of purchase of ordinary shares by the Company, the Directors will decide whether the ordinary shares purchased will be cancelled or kept as treasury shares, or partly cancelled and partly kept as treasury shares, depending on the needs of the Company and as the Directors deem fit in the interest of the Company at that time.

(ix)

Ordinary Resolution No. 9 is to authorise the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. If this resolution is approved, the authorisation would be effective from the date of the AGM until the earliest of (i) the conclusion of the  AGM for the financial year ending December 31, 2024 (the “2024 AGM”), (ii) the expiration of the period within which the 2024 AGM is required by law to be held, or (iii) the point at which the maximum number of shares permitted as per the New Issue Prescribed Limit has been reached. The 2024 AGM is required to be held within six months after the financial year end, December 31, 2024.

(x)

Special Resolution No. 10 is to amend Regulations 64 and 15 of the Constitution which relate to the quorum for general meetings and the quorum for general meetings of holders of a particular class of shares respectively.

Existing Regulation 64 of the Constitution provides, inter alia, that “the quorum at any General Meeting shall be Members holding in aggregate not less than 15 per cent of the total number of issued and fully paid shares (excluding treasury shares) in the capital of the Company for the time being, present in person or by proxy”.

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Existing Regulation 15 of the Constitution of the Company provides, inter alia, that where the share capital of the Company is divided into different classes, and where the rights attached to any class of such shares are being varied or abrogated, the consent or sanction of certain proportions of the holders of such shares must be obtained, and where such sanction is obtained at general meeting, “the necessary quorum shall be such person or persons at least holding or representing by proxy or by attorney in aggregate no less than 15 per cent of the issued shares (excluding treasury shares) of the class”.

The revisions to Regulations 64 and 15 of the Constitution propose to reduce the quorum requirements in Regulations 64 and 15 of the Constitution to “2 Members present in person or by proxy”. A comparison of the revised Regulations 64 and 15 against the existing Regulations 64 and 15 of the Constitution are set out below:

Regulation 64

No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be ~~Members holding in aggregate not less than 15 per cent of the total number of issued and fully paid shares (excluding treasury shares) in the capital of the Company for the time being~~ two Members, present in person or by proxy.

For the purpose of this Regulation, “Member” includes a person attending by proxy or by attorney or as representing a corporation which is a Member.

Regulation 15

If at any time the share capital is divided into different classes, the rights attached to any class ~~(unless~~ (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated with the consent in writing of the holders of at least three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate General Meeting of the holders of shares of that class and to every such special resolution the provisions of Section 184 of the Act shall with such adaptations as are necessary apply. To every such separate General Meeting the provisions of this Constitution relating to General Meetings shall mutatis mutandis apply. Provided Always That:

(a)   ~~(a)~~ the necessary quorum shall be ~~such~~two Members, present in person or ~~persons at least holding or representing by proxy or by attorney in aggregate no less than 15 per cent of the issued shares (excluding treasury shares) of the class~~by proxy; or

(b)   ~~(b)~~where all the issued shares of the class are held by one person, the necessary quorum shall be one person~~.~~ , present in person.,or by proxy,

and Provided ~~always that~~ Always That where the necessary majority for such a special resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters of the total number of issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a special resolution carried at such General Meeting.

Based on the Tender Offer Statement filed by Good Falkirk (MI) Ltd. on December 20, 2022, pursuant to section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 4), Good Falkirk (MI) Ltd. held an aggregate of 16,206,365 shares in the Company (83.2% of total issued shares of the Company). In view of the large number of retail minority shareholders and the change in the shareholding structure of the Company, the proposed amendments to the Constitution of the Company to change (i) the quorum for general meetings and (ii) the quorum for general meetings of holders of a particular class of shares, to two members will increase the efficiency of the Company to hold such meetings and prevents decision making from being stalled when sufficient members of the Company are unable or are disinterested to attend such meetings.

FINANCIAL INFORMATION RELATING TO THE SHARE REPURCHASE MANDATE

The source of funds to be used for the purchase of ordinary shares is existing cash and funding sources and/or new debt facilities that the Company may enter into in the future. Only funds legally available for purchasing ordinary shares in accordance with the Company’s constitution and the applicable laws of Singapore will be used for the purchase of ordinary shares.

The Singapore Companies Act permits the purchase or acquisition of ordinary shares out of capital and/or profits so long as the Company is solvent. Such a payment shall include any expenses (including brokerage or commission) incurred directly in the purchase or acquisition of ordinary shares. For this purpose, a company is solvent if (a) there is no ground on which the company could be found to be unable to pay its debts; (b) if it is not intended to commence winding up of the company, the company will be able to pay its debts as they fall due during the period of 12 months immediately after the date of the payment; and (c) the value of the company’s assets is not less than the value of its liabilities (including contingent liabilities) and will not after the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

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The amount of financing required and the financial effects on the Company and the group (including the Company’s subsidiaries) arising from purchases or acquisitions of ordinary shares which may be made pursuant to the Share Repurchase Mandate will depend on, inter alia, the aggregate number of ordinary shares purchased or acquired, the price paid for such ordinary shares, whether the purchase or acquisition was made out of profits and/or capital and whether the ordinary shares purchased or acquired are held in treasury or cancelled.

Assuming a market price of US$9.94 per ordinary share (which is the closing price of the ordinary shares on the NASDAQ Global Select Market as at March 15, 2024, the last practicable date prior to the date of issue of this Notice), the total share purchase consideration for 10% of the Company’s ordinary shares in issue as at the date of issue of the Notice, being 1,968,559 shares, would be US$19,567,477, before transaction costs.

Implementing a share purchase on these terms on December 31, 2023 (assuming that 19,685,590 ordinary shares of the Company had been in issue immediately prior to the share purchase, the authority for the purchase by the Company of its ordinary shares had been in force on December 31, 2023 and that the purchased shares were cancelled immediately thereafter) would have had the effect, amongst other effects, of reducing the Company’s total equity from US$246,120,000 to US$226,552,524 as of such date. The determination of the foregoing estimated financial effect has been derived from the Company’s statement of financial position as at December 31, 2023, included in the Company’s audited consolidated financial statements available from the Company’s website. The information does not represent the actual financial position or results of operations of or the financial effects on the Company as at and for the dates indicated, and is being furnished solely for illustrative purposes. Furthermore, the information does not purport to project the Company’s results of operations or financial position for any future period or as of any future date, or that any shares purchased will be cancelled.

DEFINITIONS

For purposes of this Notice (including the Form of Proxy and Voting Instruction) the following definitions are used.

Beneficial Shareholders: are persons or entities holding their interests in the Company’s shares as, or through, a participant in the Depository Trust Company, or DTC, in book entry form at a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as “street name holders”.

Shareholder of Record: a person or entity whose name is reflected in the Company’s register of members, and who is not necessarily a Beneficial Shareholder.

South African Shareholders: are Beneficial Shareholders whose interests are reflected on the South African administrative depository register. In general terms, this reflects the shareholders who trade on the JSE.

International Shareholders: are Beneficial Shareholders, other than South African Shareholders.

MEETING TO BE HELD BY ELECTRONIC MEANS

Pursuant to the Singapore Companies Act, the AGM will be held using virtual meeting technology only. A shareholder (whether individual or corporate) may vote only by appointing the Chairman of the meeting as his/her/its proxy to vote on his/her/its behalf at the AGM. A shareholder may observe and/or listen to the AGM proceedings via live audio-visual webcast or live audio-only stream, and may submit questions in advance of the AGM, as further discussed below. A shareholder can cast his/her/its votes only by electronic submission of the required voting instruction or via post, as further discussed below.

GENERAL MATTERS RELATING TO THE MEETING

Quorum

The quorum required to transact business at the AGM is representation of at least 15% of the total number of issued and fully paid shares (excluding treasury shares) in the capital of the Company for the time being. Shares represented at the meeting for which an abstention from voting has been recorded are counted towards the quorum.

Basis of voting

Votes shall be taken on a poll with one vote for each share. In respect of both the routine business and the special business, in order for an ordinary resolution to be passed more than 50% of the eligible votes cast on the resolution must be in favour of the resolution. In order for the special resolution to be passed, more than 75% of the eligible votes cast on the special resolution must be in favour of the special resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favour of the resolution disregards abstained votes. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. Any proxy votes that are returned to the Company’s transfer agents and have not elected as either For, Against or Abstain, the Chairman of the annual general meeting will act as their proxy and vote on their behalf in favour of the proposed resolution.

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Identification of shareholders and their representatives

Before any person may participate in the AGM, the Chairman of the AGM must be reasonably satisfied that the right of the person to participate at the AGM has been reasonably verified.

RECORD DATE FOR DETERMINING BENEFICIAL SHAREHOLDERS’ ELIGIBILITY TO VOTE

Only those Beneficial Shareholders recorded in the records of the relevant securities depository on March 22, 2024 are eligible to vote.

HOW TO CAST YOUR VOTE

An eligible Beneficial Shareholder may only cast his/her/its vote by completing a “Form of Proxy and Voting Instruction” (as attached) in accordance with the instructions it contains. The duly completed form must be submitted by South African Shareholders, by April 22, 2024 at 12:00 South Africa Standard Time, to your broker, dealer, securities depository or other intermediary and by International Shareholders, by April 22, 2024 at 06:00 United States Eastern Daylight Time, to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Refer to the “Form of Proxy and Voting Instruction” for further instructions.

An eligible Shareholder of Record may only cast his/her/its vote by completing a “Form of Proxy and Voting Instruction” and emailing it back to proxy@continentalstock.com or by posting it to 1 State Street, 30th Floor, New York, NY10004-1561.

If you wish to revoke a form of proxy and voting instruction, a Beneficial Shareholder must send an email to notify this to the relevant broker, dealer, securities depository or other intermediary and a Shareholder of Record must send an email to notify this to Continental Stock Transfer & Trust Company, in each case, by April 22, 2024.

SHAREHOLDER PARTICIPATION IN THE AGM

A live audio-visual webcast and a live audio-only stream will allow shareholders to view and/or listen to the AGM proceedings. Shareholders will not be able to ask questions during the course of the AGM but can submit their questions in advance. Pre-registration, which includes a verification process, is required in such cases, as further discussed below.

How to submit questions to be raised at the AGM, watch the live audio-visual webcast or listen to the audio-only live stream of the AGM proceedings

In order to be able to submit questions to be raised at the AGM, watch the live audio-visual webcast or listen to the audio-only live stream of the AGM proceedings, a shareholder (whether a Beneficial Shareholder or a Shareholder of Record) is required to pre-register with the Company. You can pre-register at the Company’s website http://www.grinshipping.com/AGMRegistration2024.

At the time of pre-registering, Shareholders will be required to make certain elections and provide certain information, including (a) indicating participation at the AGM either by “Audio-visual” or “Audio-only”; (b) your name; (c) your email address; (d) your telephone or mobile number; (e) the number of shares held; (f) whether you are a South African Shareholder or an International Shareholder or a Shareholder of Record (refer to the definitions above); and (g) name of brokerage firm.

In addition, as part of the pre-registration and authentication process, Beneficial Shareholders are required to ensure that a legal proxy or letter of representation is submitted to the Company. You should contact your broker, dealer, securities depository or other intermediary through which your shares are held to request the necessary legal proxy or letter of representation. It is not necessary that you, as the Beneficial Shareholder, be the person that submits questions to be raised at the AGM, watches the live audio-visual webcast or listens to the audio-only live stream of the AGM proceedings. You are able to nominate another person to perform such actions on your behalf and you should make this known to your broker, dealer, securities depository or other intermediary when requesting your legal proxy or letter of representation. Your broker, dealer, securities depository or other intermediary will advise you of the documentation they require in order to provide a legal proxy or letter of representation.

The legal proxy or letter of representation is required to be uploaded via the website http://www.grinshipping.com/AGMRegistration2024 or emailed to AGM2024@grindrodshipping.com.

Simultaneously with the submission of the pre-registration information and supporting documentation, Shareholders are able to submit questions to be raised at the AGM through the website http://www.grinshipping.com/AGMRegistration2024. In addition, Shareholders of Record are able to submit their questions to the Company by post to 1 Temasek Avenue, #10-02 Millenia Tower, Singapore 039192.

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Authentication process

Once the pre-registration and relevant supporting documentation has been provided to the Company, the Company will authenticate the pre-registration particulars. Authenticated shareholders will receive a confirmation email by which contains details to participate in the live webcast (for those who opted for audio-visual at pre-registration) or a local dial-in number and conference code to access the audio only stream (for those who opted for audio-only only).

If we are unable to verify your shareholder status, we will notify you via email that you will not be able to access the AGM proceedings.

Questions related to pre-registration

For any questions related to the pre-registration for the AGM, please email to AGM2024@grindrodshipping.com

CUT-OFF TIMES

Submission of votes on a “Form of Proxy and Voting Instruction”

For submission of your “Form of Proxy and Voting Instruction” – April 22, 2024 at 06:00 United States Eastern Daylight Time/12:00 South Africa Standard Time, as appropriate.

Pre-registration by Shareholder

For submission to the Company of the pre-registration and supporting documentation, including the legal proxy or letter of representation – April 22, 2024 at 06:00 United States Eastern Daylight Time and 12:00 South Africa Standard Time. You should be aware that it will take some time for your broker, dealer, securities depository or other intermediary to process your request for a legal proxy or letter of representation and you will need to make the necessary arrangements allowing sufficient time for this.

Submission of questions to the Company

For submission, whether by email or by post, to the Company of questions to be raised at the AGM – April 22, 2024 at 06:00 United States Eastern Daylight Time and 12:00 South Africa Standard Time.

Confirmation from Company

For receipt from the Company of a confirmation e-mail with details of how to connect to the audio/video streams – April 23, 2024 at 06:00 United States Eastern Daylight Time and 12:00 South Africa Standard Time.

INFORMATION FOR BROKERS, DEALERS, OTHER INTERMEDIARIES, AND SECURITIES DEPOSITORIES

The cut-off time for acceptance of the completed “Form of Proxy and Voting Instruction” and the appointment of legal proxies and the issue of letters of representation is April 22, 2024 at 06:00 United States Eastern Daylight Time and 12:00 South Africa Standard Time. If the “Form of Proxy and Voting Instruction” does not indicate how the votes are to be dealt with, the votes of the relevant shares are to be regarded as having been abstained.

PERSONAL DATA

By participating in the AGM (through pre-registration, attendance or the submission of any questions to be raised at the AGM) and/or any adjournment thereof, submitting an instrument appointing a proxy and/or any adjournment thereof or submitting any details of the shareholder’s representative(s) in connection with the AGM, a shareholder of the Company (whether a Beneficial Shareholder or a Shareholder of Record) (i) consents to the collection, use and disclosure of the shareholder’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the shareholder discloses the personal data of the shareholder’s representative(s) to the Company (or its agents), the shareholder has obtained the prior consent of representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder’s breach of warranty.

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FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements concerning future events. These forward-looking statements, including, among others, the proposed sources of funds for the share purchase and the illustrative impact of the Share Repurchase Mandate, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by the Company at the time these statements were made. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward looking statements.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward- looking statements include the factors set out in the Company’s filings with the SEC. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this notice or to reflect the occurrence of unanticipated events.

BY ORDER OF THE BOARD

Grindrod Shipping Holdings Ltd.

(Company Registration No. 201731497H)

Mr. Edward Buttery, Chief Executive Officer and Executive Director

March 28, 2024

CORPORATE INFORMATION

Registered Office	Company Secretary
Grindrod Shipping Holdings Ltd.	Sharon Ting
(Registration number: 201731497H)	1 Temasek Avenue,
1 Temasek Avenue,	#10-02 Millenia Tower ,
#10-02Millenia Tower,	Singapore 039192
Singapore 039192	Email: SharonT@grindrodshipping.com

Place of incorporation: Singapore	JSE Corporate Sponsor
Grindrod Bank
Date of incorporation: November 2, 2017	4th Floor, Grindrod Tower,
8A Protea Place, Sandton, 2196
Website: www.grinshipping.com	Tel: +27 (11) 459 1890
Email: AnnerieB@grindrodbank.co.za
Transfer Agent
Continental Stock Transfer & Trust Company	South African Administrative Depository Agent
1 State Street, 30th Floor,	Computershare Investor Services (Pty) Ltd
New York NY 10004-1561,	Postal: Private Bag x9000, Saxonwold
USA Tel: +1 (212) 509 4000	2132 South Africa
Fax: +1 (212) 509 5152	Physical: Rosebank Towers,
Email: proxy@continentalstock.com	15 Biermann Avenue,
Rosebank 2196,
United States Proxy Agent	South Africa
Broadridge	Tel: +27 (11) 370 5000
51 Mercedes Way	Fax: +27 (11) 688 5238
Edgewood, New York NY 11717, USA	Email: proxy@computershare.co.za
Tel: +1 (631) 254 7067
Central Securities Depository South Africa
Strate (Pty) Ltd.
1st Floor, 9 Fricker Road, Illovo Boulevard,
Illovo Sandton, 2196
Email: CorporateActions@strate.co.za

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Grindrod Shipping Holdings Ltd.

(Incorporated in Singapore)

(Registration number: 201731497H)

NASDAQ Share code: GRIN and SEC CIK Number:

CIK0001725293 JSE Share code: GSH and ISIN: SG9999019087

(“GRIN” or “the Company”)

FORM OF PROXY AND VOTING INSTRUCTION

For use at the annual general meeting to be held at 18:00 Singapore Standard Time (12:00 South Africa Standard Time, 06:00 United States Eastern Daylight Time) by way of electronic means on Thursday, April 25, 2024, and/or each adjournment thereof (the “AGM”).

A shareholder will not be able to physically attend the AGM. Beneficial Shareholders and Shareholders of Record who wish to vote must appoint the Chairman of the AGM as their proxy to vote on their behalf at the AGM, and must complete and return this form of proxy and voting instruction in accordance with the instructions contained herein.

This form must be completed and delivered:

1-	by International Shareholders to Vote Processing, c/o BROADRIDGE at 51 Mercedes Way, Edgewood, NY 11717, by 06:00 United States Eastern Daylight Time on Monday, April 22, 2024;

2-	by South African Shareholders to your broker, dealer, securities depository or other intermediary through which your interests are held, by 12:00 South Africa Standard Time on Monday, April 22, 2024; and

3-	by Shareholders of Record to Continental Stock Transfer & Trust Company via email to proxy@continentalstock.com or by post to 1 State Street, 30th Floor, New York, NY10004-1561, by 06:00 United States Eastern Daylight Time on Monday, April 22, 2024.

By submitting this form, you accept and agree to the personal data privacy terms set out in the notice of AGM to which this form is attached.

Any completed proxy forms which are returned to our transfer agent, Broadridge or any other intermediary and have not elected as either For, Against or Abstain, the Chairman of the AGM will act as their proxy and vote on their behalf in favour of the proposed resolution.

Please refer to the notes and instructions overleaf regarding completion of this form.

Shareholder of Record / Beneficial Shareholder details

I/We (Please print full names) _____________________________________ of (address) ____________________

_________________________________________________________________________________________

Identity number __________________________________________________________________

telephone number _______________________________________ cell phone number _______________________

e-mail address _______________________________________________________________,

being the Shareholder(s) of Record / Beneficial Shareholder(s) of _________________ [see note 1] ordinary shares in the Company wish to appoint the Chairman of the AGM to vote as my/our proxy in accordance with the following voting instruction.

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Voting instruction: I/We wish to vote my/our shares as follows [see note 2]:

No.	ROUTINE BUSINESS	For[2]	Against[2]	Abstain[2]
1.	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended December 31, 2023 and the Auditor’s Report thereon.
2.	To re-appoint Dr. Kurt Ernst Moritz Klemme, who retires pursuant to Regulation 101 of the Constitution, as a Director.
3.	To re-appoint Mr. Cullen Michael Schaar, who retires pursuant to Regulation 101 of the Constitution, as a Director.
4.	To approve the remuneration of the Non-executive Directors of the Company from time to time during the year ending December 31, 2024 in accordance with the following: annual fee rates as may be relevant to each Non-executive Director: (i) total all-inclusive Chairman’s fee of US$140,000; (ii) Directors’ fee of US$68,000; (iii) Committee Chairman’s fee of US$32,000; and (iv) Committee member’s fee of US$12,000.
5.	To re-appoint Deloitte & Touche LLP as the Auditors of the Company and to authorize the Directors to fix the Auditors’ remuneration.
SPECIAL BUSINESS
6.	To approve the NED Compensation Program pursuant to which the NEDs concerned will be paid up to US$2,000 per diem, or a monthly retainer, or a flat retainer, always subject to a maximum of US$120,000 per annum per NED for any extraordinary work undertaken on behalf of the Company outside of the scope and time commitment contained in the letters of appointment for the NEDs.
7.	Ratification of Non-executive Directors fees for the new Safety and Technical Committee
8.	Renewal of the Share Repurchase Mandate.
9.	Authority to allot and issue new shares up to 20% of shares outstanding.
10.	Amendment of Regulation 64 and Regulation 15 of the Constitution of the Company in relation to the change in quorum for general meetings.

Signed at __________________ on ______________________ 2024

______________________________________________________

Signature of Shareholder(s) or Common Seal [see notes 4 and 5]

And, only in the case of a minor, assisted by [see note 6]

Name in full	Signature

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NOTES TO THE FORM OF PROXY AND VOTING INSTRUCTION FORM

1.	Please insert the relevant number of those shares owned by you that is to be represented in this form of proxy and voting instruction. You are not obliged to vote all your shares or to vote all your shares in the same manner.

2.	If you wish to split your votes across the voting options or to cast your votes in respect of a lesser number of shares than you own in the Company insert the relevant number of shares in respect of which you wish to vote in the relevant space under the columns headed For, Against, Abstain, as appropriate. A shareholder is not obliged to use all the votes exercisable by the shareholder, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder. If you wish to cast all of the votes of those shares owned by you that are represented in this form of proxy and voting instruction in the same way in respect of a particular resolution, you need not fill in such number of shares but you must indicate your vote as either For, Against or Abstain by placing a tick or cross in the relevant space. Any completed proxy forms which are returned to our transfer agents and have not elected as either For, Against or Abstain, the Chairman of the annual general meeting will act as their proxy and vote on their behalf in favour of the proposed resolution.

3.	Any deletions, alterations or corrections made to this form must be initialed by the shareholder.

4.	In the case of joint shareholders, all holders must sign this form.

5.	This form must be executed by the shareholder or his attorney, or if such shareholder is a corporation, under its common seal or under the hand of its officer or attorney, duly authorised in writing. Where this form is executed by an attorney, the power of attorney or a duly certified copy thereof must be lodged with this form (failing previous registration with the Company, the Transfer Agent or the South African Administrative Depository Agent or waiver of this requirement by the Chairman of the AGM), failing which this form may be treated as invalid and disregarded.

6.	A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been previously registered with the Company, the Transfer Agent or the South African Administrative Depository Agent or unless this requirement is waived by the Chairman of the AGM.

7.	The Chairman of the AGM may accept any voting instruction submitted other than in accordance with these notes if he is satisfied as to the manner in which the shareholder wishes to vote.

8.	Any form that is incomplete, improperly completed or illegible or where the true intentions of the person executing the form are not ascertainable may be rejected.

9.	This form must be completed and delivered:

(i)	by International Shareholders to Vote Processing, c/o BROADRIDGE at 51 Mercedes Way, Edgewood, NY 11717, by 06:00 United States Eastern Daylight Time on Monday, April 22, 2024;

(ii)	by South African Shareholders to your broker, dealer, securities depository or other intermediary through which your interests are held by 12:00 South Africa Standard Time on Monday, April 22, 2024; and

(iii)	by Shareholders of Record to Continental Stock Transfer & Trust Company via email to proxy@continentalstock.com or by post to 1 State Street, 30th Floor, New York, NY10004-1561, by 06:00 United States Eastern Daylight Time on Monday, April 22, 2024.

10.	If you wish to revoke this form of proxy and voting instruction, a Beneficial Shareholder must send an email to notify this to the relevant broker, dealer, securities depository or other intermediary and a Shareholder of Record must send an email to notify this to Continental Stock Transfer & Trust Company, in each case, by April 22, 2024.

11.	In any case where a Shareholder of Record is a securities depository whose name or whose nominee’s name is entered as a member in the register of members of the Company in respect of book-entry securities in the Company (“Depository”), the Company shall be entitled and bound:

(i)	to reject any instrument of proxy lodged if a person who has an account directly with the Depository, which account is credited with book-entry securities in the Company, (“Depositor”) is not shown to have any shares entered against his name in the register maintained by the Depository in respect of book-entry securities in the Company (“Depository Register”) as at 72 hours before the time of the AGM as certified by the Depository to the Company; and

(ii)	to accept as the maximum number of votes which in aggregate the proxy appointed by the Depositor is or are able to cast on a poll a number which is the number of shares entered against the name of that Depositor in the Depository Register as at 72 hours before the time of the AGM as certified by the Depository to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of that Depositor. If that number is smaller than the number specified in the instrument of proxy, the maximum number of votes “for”, “against” or “abstain” shall be accepted in (as nearly as may be) the respective proportions set out in the instrument of proxy.

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